                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                YES [ ]   NO [X]

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     The Registrant is filing this Current Report on Form 6-K for the purpose of filing with the Securities and Exchange Commission (the "SEC") (a) the Information Technology Services Agreement (the "First ITSA"), dated as of April 1, 2007, between Amdocs, Inc., a wholly-owned subsidiary of the Registrant ("Amdocs Inc."), and AT&T Services, Inc. ("AT&T Services"), (b) the Information Technology Services Agreement (the "Second ITSA"), dated as of April 17, 2007, between Amdocs, Inc. and AT&T Services and (c) the Further Amended and Restated Information Technology Services Agreement (the "Third ITSA"), dated September 1, 2007, between Amdocs, Inc. and AT&T Services. The First ITSA is attached to this Form 6-K as Exhibit 99.1, the Second ITSA is attached to this Form 6-K as
Exhibit 99.2 and the Third ITSA is attached to this Form 6-K as Exhibit 99.3.

     This Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMDOCS LIMITED


                                        /s/ Thomas G. O'Brien
                                        ----------------------------------------
                                        Thomas G. O'Brien
                                        Treasurer and Secretary
                                        Authorized U.S. Representative

Date: December 3, 2007


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                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION
-----------   -----------
   99.1+      Information Technology Services Agreement, dated as of April 1,
              2007, between Amdocs, Inc. and AT&T Services, Inc.

   99.2+      Information Technology Services Agreement, dated as of April 17,
              2007, between Amdocs, Inc. and AT&T Services, Inc.

   99.3+      Further Amended and Restated Information Technology Services
              Agreement, dated September 1, 2007, between Amdocs, Inc. and AT&T
              Services, Inc.

+ Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.